SCHEDULE 13G

Amendment No. 0
Tropicana Las Vegas Hotel and Casino, Inc.
Class A Common Stock
Cusip #897085106


Cusip #897085106
Item 1:	Reporting Person - FMR LLC
Item 2(a):	Yes
Item 4:	Delaware
Item 5:	0
Item 6:	9,717,825
Item 7:	48,650
Item 8:	9,717,825
Item 9:	9,717,825
Item 11:	100.000%
Item 12:	    HC


Cusip #897085106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 2(a):	Yes
Item 4:	United States of America
Item 5:	0
Item 6:	9,717,825
Item 7:	48,650
Item 8:	9,717,825
Item 9:	9,717,825
Item 11:	100.000%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(d)



Item 1(a).	Name of Issuer:

		Tropicana Las Vegas Hotel and Casino,
Inc.

Item 1(b).	Name of Issuer's Principal Executive Offices:

		160 Pacific Avenue
		Suite 222
		San Francisco, CA  94111
		USA

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		897085106

Item 3.	This statement is filed pursuant to Rule 13d-1(d) and the
person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership:

	As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the "Company") on May 28, 2010, all of the Company's stockholders are a party to that certain Stockholders' Agreement, dated as of July 1, 2009 (the "Stockholders' Agreement"), which contains certain agreements as to voting. As a result, all of the Company's stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. However, except as otherwise noted, each of the Company's stockholders disclaims beneficial ownership of shares of the Company's capital stock not held directly by such stockholder. As of December 31, 2010, Fidelity Advisor Series I: Fidelity Advisor Floating Rate High Income Fund ("Fidelity Advisor Floating Rate High Income
Fund") owned 48,650 Class A Common shares, or 1.1% of the
Class A common stock outstanding and less than 1% of the Class A common stock assuming full conversion of all shares of Preferred Stock into Class A common stock at an exchange ratio of 4:1. The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid. Fidelity Advisor Fidelity Advisor Floating Rate High Income Fund is a series of an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under the Investment Advisers Act of 1940. Fidelity Advisor Fidelity Advisor Floating Rate High Income Fund is the record owner of the shares and FMR LLC has reported that it does not have a pecuniary interest in such shares.


	(a)	Amount Beneficially Owned:	9,717,825

	(b)	Percent of Class:	100.000%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	0

	(ii)	shared power to vote or to
direct the vote:	9,717,825

	(iii)	sole power to dispose or to
direct the disposition of:	48,650

	(iv)	shared power to dispose or to
direct the disposition of:	9,717,825



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(d)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 48,650 shares or 1.073% of the Class A Common Stock outstanding of Tropicana Las
Vegas Hotel and Casino, Inc. as a result of acting as investment adviser to an investment company registered under
Section 8 of the Investment Company Act of 1940 (the
"Fund").

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the Fund each has sole power to dispose of the 48,650 shares owned by the Fund.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(d)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 11, 2011, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Class
A Common Stock of Tropicana Las Vegas Hotel and Casino,
Inc. at December 31, 2010.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel